SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



04033343



FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

PROCESSED
JUN 24 2004
THOMSON
FINANCIAL

Potlatch Corporation Salaried Employees' Savings Plan

Potlatch Corporation
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

TOTAL PAGES : 15

EXHIBIT INDEX LOCATED ON PAGE NO. 14

POTLATCH CORPORATION
SALARIED EMPLOYEES' SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN

Table of Contents



KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Report of Independent Registered Public Accounting Firm

Potlatch Corporation, Plan Administrator
Potlatch Corporation Salaried Employees'
  Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Potlatch Corporation Salaried Employees' Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) and supplemental schedule H, line 4j – schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
April 30, 2004



KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

4

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Cash and cash equivalents	$ 33,880	$ 8,621
Investments, at fair value (note 3):		
Shares in registered investment companies:		
Lord Abbett Mid-Cap Value Fund	3,313,745	—
Morgan Stanley Small Company Growth Fund	2,506,800	—
Artisan Mid-Cap Fund	2,330,159	—
Royce Total Return Fund	3,449,743	—
PIMCO Total Return Fund	2,518,470	—
Putnam International Equity Fund	1,130,174	—
George Putnam Fund of Boston	5,539,722	5,820,690
Putnam Convertible Income Growth Trust	—	8,070,049
Putnam Fund for Growth and Income	13,362,144	12,583,796
Putnam Voyager Fund	23,869,782	24,502,247
Putnam Global Equity Fund	—	3,555,037
Common and collective trusts:		
Putnam S&P 500 Index Fund	6,902,727	4,461,018
Putnam Stable Value Fund	38,504,235	36,602,859
Common stock:		
Potlatch Stock Fund	50,662,881	37,680,394
Participant loans	4,744,161	5,105,119
Total investments	158,834,743	138,381,209
Net assets available for benefits	$ 158,868,623	$ 138,389,830

See accompanying notes to financial statements.

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Income on fund transactions:		
Interest income	$ 237,099	$ 332,960
Dividend and other income	3,404,791	3,807,618
	3,641,890	4,140,578
Contributions (note 1):		
Employee	7,241,209	9,316,802
Rollovers	198,863	48,888
Employer	3,223,962	4,042,419
	10,664,034	13,408,109
Transfers from other plans	780,043	1,359,015
Market value appreciation of assets (note 3)	30,248,003	—
Total increases	45,333,970	18,907,702
Less distributions, fees and transfers to other accounts:		
Distributions to participating employees:		
Cash	23,484,095	35,079,212
Market value of shares distributed in settlement of employees' accounts	1,337,860	2,202,335
Loan and administrative fees	17,051	11,058
Transfers to other plans	16,171	799,897
	24,855,177	38,092,502
Market value depreciation of assets (note 3)	—	25,591,523
Total decreases	24,855,177	63,684,025
Net increase (decrease)	20,478,793	(44,776,323)
Net assets available for benefits:		
Beginning of year	138,389,830	183,166,153
End of year	$ 158,868,623	$ 138,389,830

See accompanying notes to financial statements.

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1) Description of Plan

The following description of the Potlatch Corporation Salaried Employees' Savings Plan (the Plan) is provided for general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is sponsored and administered by Potlatch Corporation (the Company). The Plan is a defined contribution plan under the provisions of Section 401(a) of the Internal Revenue Code (IRC) which includes a cash or deferred arrangement under 401(k) of the IRC and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Putnam Fiduciary Trust Company is the trustee of the Plan.

During 2002, the Company sold the majority of its Printing Papers segment assets to a domestic subsidiary of Sappi Limited. The sale affected approximately 400 participants, who had several options with respect to their accounts in the Plan. These options included rolling their accounts into another employer's plan or an individual IRA, receiving a cash distribution of their accounts or continuing to maintain their accounts in the Plan, subject to certain restrictions.

The Plan provides that each eligible salaried employee (as defined by the Plan) may make a participating contribution up to 6% of his or her monthly earnings and a voluntary contribution up to 19% of such monthly earnings. The employee elects how much of his or her contribution is to be deferred (deducted before income taxes are withheld) and how much is to be nondeferred (deducted after income taxes are withheld). Participants can also make rollover contributions representing distributions from other qualified plans, subject to certain restrictions. Participants may direct their contributions to be invested in the shares of six registered investment companies (mutual funds) and common collective investment trusts offered by Putnam Investment Management, Inc. (Putnam) and a Potlatch Stock Fund. Five mutual funds offered by companies other than Putnam were added as investment options effective January 1, 2003. Two other Putnam mutual funds were discontinued as investment options effective December 31, 2003. Participants can change their investment elections on a daily basis.

The Company makes matching contributions to the Plan equal to 70% of employee participating contributions for each plan year, provided, however, that the employer may fix a higher or lower rate. Employer matching contributions are invested in the Potlatch Stock Fund. Employer matching contribution accounts may not be diversified into other investments until the participant reaches age 55. Employee and employer contributions are limited by certain restrictions as defined by the IRC.

A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon.

A participant's interest in his or her deferred, non-deferred and rollover accounts is fully vested and nonforfeitable at all times. A participant's interest in his or her matching account becomes vested based on the participant's years of service as defined in the Plan. A participant's matching account will become 100% vested without regard to the participant's years of service if the Plan terminates, or if the participant becomes totally and permanently disabled or dies while an employee. The portion of a participant's matching account not vested will be forfeited when the participant's employment terminates. As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year will be credited against the amount of matching contributions

4 (Continued)

for the following year or be used to pay plan expenses, or a combination thereof. At December 31, 2003 and 2002, forfeited nonvested accounts totaled approximately $33,900 and $8,600, respectively. During 2003 and 2002, forfeitures totaling approximately $7,600 and $59,500, respectively, were used to pay plan expenses.

Participants may borrow from their fund accounts as provided by the Plan and defined in the Plan documents. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through periodic payroll deductions. Loans outstanding at December 31, 2003 and 2002 bear interest at various rates ranging from 4.0% to 9.5% and mature at various times through 2018.

On termination of employment participants can elect to receive payment either in a lump-sum equal to the participant's vested interest in his or her account, roll their account balances into an IRA or another employer's plan, or maintain their accounts in the Plan.

Plan expenses are generally paid by the Company except to the extent that expenses are paid from participant forfeitures of employer matching contributions. Loan service fees are paid by the participant.

(2) Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments in shares of registered investment companies are stated at fair value, based on the net asset value of the underlying investments and are valued daily. Investments in common and collective trusts are stated at fair value based on the value of the underlying investments and are expressed in units. The Putnam Stable Value Fund consists primarily of fully benefit-responsive investment contracts and is included in the financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The average yield to maturity and crediting interest rate was approximately 4.5% at December 31, 2003. The Potlatch Stock Fund is stated at fair value based on the quoted market price of the underlying shares of stock held at year-end. Participant loans are recorded at cost, which approximates fair value.

Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(Continued)

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The Plan invests in shares of registered investment companies, common and collective trusts and the Potlatch Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain prior year amounts have been reclassified to conform to the current year presentation.

(3) **Investments**

The fair value of individual investments that represent 5% or more of the plan's net assets are as follows:

	December 31	
	2003	2002
Putnam Stable Value Fund	$ 38,504,235	$ 36,602,859
Putnam Convertible Income Growth Trust	—	8,070,049
Putnam Fund for Growth and Income	13,362,144	12,583,796
Putnam Voyager Fund	23,869,782	24,502,247
Potlatch Stock Fund	50,662,881	37,680,394
	126,399,042	119,439,345
Other investments	32,435,701	18,941,864
	$ 158,834,743	$ 138,381,209

During the years ended December 31, 2003 and 2002, the Plan's investments appreciated (depreciated) (including gains and losses on investments sold during the year and unrealized gains and losses at the end of the year) as follows:

	Years ended December 31	
	2003	2002
Shares in registered investment companies	$ 12,453,777	$ (16,656,044)
Common and collective trusts	1,316,395	(1,377,971)
Potlatch Stock Fund	16,477,831	(7,557,508)
	$ 30,248,003	$ (25,591,523)

(Continued)

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Information about net assets and significant components of changes in net assets relating to the Potlatch Stock Fund below includes both participant directed and non-participant directed investments. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, the entire investment is deemed to be non-participant directed for purposes of the following disclosure.

| | December 31 | |
	2003	2002
Potlatch Stock Fund	$ 50,662,881	$ 37,680,394

Changes in net assets:

| | Years ended December 31 | |
	2003	2002
Contributions	$ 3,874,176	$ 4,827,956
Dividends and interest	919,514	1,009,699
Net appreciation (depreciation)	16,477,831	(7,557,508)
Benefit payments to participants	(4,958,082)	(9,944,452)
Transfer to participant-directed investments, net	(3,455,745)	(5,687,504)
Transfers from other plans	159,165	277,532
Fees and other	(34,372)	(10,932)
	$ 12,982,487	$ (17,085,209)

Potlatch Corporation common stock represented 32% and 27%, respectively, of net assets at December 31, 2003 and 2002. The fair value of Potlatch Corporation common stock at December 31, 2003 and 2002 was $34.77 and $23.88 per share, respectively.

(4) Plan Termination

Although the Plan sponsor expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Plan sponsor reserves the right to amend or terminate the plan at any time subject to the rules of ERISA. In the event of plan termination, participants will become 100% vested in their employer accounts.

(5) Related Party Transactions

Certain Plan investments are shares of registered investment companies managed by Putnam. Putnam Fiduciary Trust Company, an affiliate of Putnam, is the trustee as defined by the Plan and therefore, the transactions qualify as party-in-interest transactions.

(6) Tax Status

The Internal Revenue Service has determined by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since that date, however management believes that the Plan is designed and continues to operate in compliance with the IRC.

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Shares in registered investment companies:		
Lord Abbett Funds	Lord Abbett Mid-Cap Value Fund	$ 2,978,483	$ 3,313,745
Morgan Stanley Funds	Morgan Stanley Small Company Growth Fund	2,305,023	2,506,800
Artisan Funds	Artisan Mid-Cap Fund	2,093,091	2,330,159
Royce Funds	Royce Total Return Fund	3,136,311	3,449,743
PIMCO Funds	PIMCO Total Return Fund	2,529,250	2,518,470
* Putnam Investments	Putnam International Equity Fund	988,002	1,130,174
* Putnam Investments	Putnam Stable Value Fund	38,504,235	38,504,235
* Putnam Investments	George Putnam Fund of Boston	5,622,048	5,539,722
* Putnam Investments	Putnam Fund for Growth and Income	14,638,069	13,362,144
* Putnam Investments	Putnam Voyager Fund	32,328,473	23,869,782
* Putnam Investments	Putnam S&P 500 Index Fund	6,849,609	6,902,727
	Common stock:		
* Potlatch Corporation	Potlatch Stock Fund	49,454,725	50,662,881
* Plan participants	Participant loans with interest from 4.0% to 9.5% and maturity dates from July 2003 to August 2018.	—	4,744,161
	Total investments		$ 158,834,743

* Represents a party-in-interest at December 31, 2003.

See accompanying report of independent registered public accounting firm.

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2003

Identity of party involved	Description of investment	Purchase cost	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Individual transactions representing 5% of net assets at the beginning of the year:						
None						
Series of transactions representing 5% of net assets at the beginning of the year:						
* 519 Sales	Potlatch Stock Fund	—	9,736,580	12,115,336	9,736,580	(2,378,756)
* 145 Purchases	Potlatch Stock Fund	6,241,236	—	—	6,241,236	—

* Represents a party-in-interest at December 31, 2003.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized:


Potlatch Corporation Salaried
Employees' Savings Plan


By: _T. L. Carter_____

Terry L. Carter, Controller
Potlatch Corporation

Date: June 22, 2004

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN

Exhibit Index

	Exhibit
Consent of Independent Registered Public Accounting Firm	(23) ~~PAGE No~~ 15



KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Consent of Independent Registered Public Accounting Firm

Potlatch Corporation, Plan Administrator
Potlatch Corporation Salaried Employees'
   Savings Plan:

We consent to incorporation by reference in the Registration Statements (Nos. 33-00805, 33-54515, 33-28220, 333-28079 and 333-74956) on Form S-8 of our report dated April 30, 2004 relating to the statements of net assets available for benefits of Potlatch Corporation Salaried Employees' Savings Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedule H, line 4i – schedule of assets (held at end of year) and supplemental schedule H, line 4j – schedule of reportable transactions, which report appears in the December 31, 2002 annual report on Form 11-K of Potlatch Corporation Salaried Employees' Savings Plan.

KPMG LLP

Portland, Oregon
June 21, 2004

Exhibit (23)

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.